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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 3)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                               VARLEN CORPORATION
                           (Name of Subject Company)

                               VARLEN CORPORATION
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                (And Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                  922248 10 9
                     (CUSIP Number of Class of Securities)

                                RAYMOND A. JEAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               VARLEN CORPORATION
                       55 SHUMAN BOULEVARD, P.O. BOX 3089
                        NAPERVILLE, ILLINOIS 60566-7089
                                 (630) 420-0400
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH COPIES TO:

         Vicki L. Casmere, Esq.             R. Scott Falk, Esq.      Kevin G. Abrams, Esq.
   Vice President, General Counsel &         Kirkland & Ellis      Richards, Layton & Finger
               Secretary                  200 East Randolph Drive      One Rodney Square
           Varlen Corporation             Chicago, Illinois 60601        P. O. Box 551
          55 Shuman Boulevard                 (312) 861-2000       Wilmington, Delaware 19899
             P.O. Box 3089                                               (302) 658-6541
    Naperville, Illinois 60566-7089
             (630) 420-0400

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    This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as subsequently amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on June 7, 1999, by Varlen Corporation (the "Company" or "Varlen"), relating to the cash tender offer by Track Acquisition Incorporated ("Track"), a Delaware corporation and a wholly owned subsidiary of Amsted Industries Incorporated ("Amsted"), to purchase all outstanding shares of the Company's common stock, par value $.10 per share (the "Common Stock"), including the associated Preferred Share Purchase Rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of June 17, 1996 (as amended, the "Rights Agreement"), between the Company and Harris Trust and Savings Bank (the "Rights Agent"). Amsted and Track have offered to purchase the Shares for $42.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Track's Offer to Purchase dated May 24, 1999, as amended and supplemented by the Supplement to the Offer to Purchase dated August 4, 1999 and the related revised Letter of Transmittal (which together constitute the "Amended Amsted Offer"). The Amended Amsted Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 24, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER.

    The description under Item 2 is hereby amended and supplemented by adding the following information:

    The Amended Amsted Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 1, 1999, among the Company, Track and Amsted (the "Merger Agreement"). The Merger Agreement provides that following consummation of the Amended Amsted Offer, subject to the other conditions contained in the Merger Agreement, including, if required by law, obtaining the necessary vote of the Company's stockholders in favor of the Merger Agreement, Track will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares owned by Amsted, Track or their subsidiaries, and other than any Shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $42.00 in cash.

ITEM 3. IDENTITY AND BACKGROUND.

    The description under Item 3(b) is hereby amended and supplemented by adding the following information:

    The Company issued letters (the "Letters") dated July 12, 1999 (a) to Raymond A. Jean, with respect to both his Change in Control Agreement, dated as April 8, 1999 (Mr. Jean's "Agreement") and a letter from the Company dated May 14, 1999, relating to Mr. Jean's participation in the Company's Supplemental Executive Retirement Plan (the "SERP"), and to (b) Richard A. Nunemaker, with respect to both his Change in Control Agreement, dated May 14, 1999 (Mr. Nunemaker's "Agreement") and a letter from the Company of the same date relating to Mr. Nunemaker's participation in the SERP. The Letters clarify that (i) any benefits to which Mr. Jean and Mr. Nunemaker are entitled under the SERP upon termination of their respective employment are not "change of control" payments subject to Section 280G of the Internal Revenue Code, and (ii) any benefits to which Mr. Jean and Mr. Nunemaker are entitled under the SERP will not be offset from any payments that may be due to them pursuant to their respective Agreements following a change of control. The Letter to Mr. Jean is filed as
Exhibit 46 to the Schedule 14D-9 and is incorporated by reference herein. The Letter to Mr. Nunemaker is filed as Exhibit 47 to the Schedule 14D-9 and is incorporated by reference herein.

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    THE MERGER AGREEMENT.

    On August 1, 1999, the Merger Agreement was executed by the Company, Amsted and Track. A summary of the Merger Agreement is contained in Section 7 of the Supplement to Offer to Purchase, which has been filed with the Commission as Exhibit (a) (22) to Amsted's Schedule 14D-1. Such summary is incorporated by reference herein and should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The Merger Agreement is attached as Exhibit 42 to Amendment No. 2 to the Schedule 14D-9 filed on August 2, 1999 and is incorporated by reference herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    The description under Item 4(a) is hereby amended and supplemented by adding the following information:

    On July 9, 1999, Amsted and the Company entered into the Amsted Confidentiality Agreement pursuant to which the Company agreed that it would provide to Amsted and its affiliates access to the Company's senior management and certain non-public information concerning the Company and its affairs.

    On July 13, 1999, certain officers and management of the Company made a presentation to Amsted concerning the business and operations of the Company. On July 16 and 17, 1999, representatives of Amsted met with representatives of the Company to conduct due diligence investigations of the Company's business. Follow-up diligence investigations continued through the week of July 26, 1999.

    On July 23, 1999, Morgan Stanley sent a letter to third parties, including Amsted, inviting the submission of an offer to acquire all of the Company's Shares pursuant to the enclosed form of merger agreement. The Company set July 30, 1999 as the deadline for submitting such offers.

    On July 30, 1999, Amsted submitted its $42.00 per Share offer together with Amsted's proposed changes to the form of merger agreement circulated by Morgan Stanley.

    Beginning on the morning of July 31, 1999, and continuing through the morning of August 1, 1999, Winston & Strawn and Schiff Hardin & Waite, counsel to Amsted, and Kirkland & Ellis and Richards, Layton & Finger, counsel to the Company, negotiated the terms of a definitive merger agreement. The Board unanimously approved the Merger Agreement at a special meeting of the Board held on the morning of August 1, 1999. Amsted, Track and the Company executed the Merger Agreement later in the morning on August 1, 1999.

    THE BOARD HAS UNANIMOUSLY DETERMINED THAT EACH OF THE AMENDED AMSTED OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING THE AMENDED AMSTED OFFER AND THE MERGER, HAS DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE AMENDED AMSTED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED AMSTED OFFER.

    The description under Item 4(b) is hereby amended and supplemented by adding the following information:

    In reaching its conclusions with respect to the Amended Amsted Offer, the Board considered the following factors:

        (1) The terms and conditions of the Amended Amsted Offer and the Merger Agreement, including the price to be paid in the Amended Amsted Offer and the Merger which is a 61.9% premium over the closing price of Shares on May 17, 1999, the day before Track announced its

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    intention to commence the Amsted Offer, a 20% premium over the original offer price in the Amsted Offer of $35.00 per Share, and an 11% premium over the closing price of Shares on July 30, 1999;

        (2) The presentation by Morgan Stanley concerning the Company and the financial aspects of the Amended Amsted Offer as well as the opinion of Morgan Stanley stating that, as of the date of such opinion, the Amended Amsted Offer and the Merger are fair, from a financial point of view, to holders of Shares, other than Amsted and its affiliates. The full text of the Morgan Stanley opinion, dated August 1, 1999, setting forth the assumptions made, matters considered and limitations on the review undertaken, which was filed as Exhibit 43 to Amendment No. 2 to the Schedule 14D-9 and is set forth in Annex A attached hereto and incorporated by reference herein; and

        (3) The directors' knowledge of the Company's business, financial condition, results of operations, current business strategy and future growth prospects, the nature of the markets in which the Company operates, the Company's position in such markets, and the efforts of management and directors of the Company, with the advice and assistance of the Company's legal and financial advisors, to explore other possible transactions involving the Company.

    The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

    A copy of the letter to the Company's stockholders communicating the Board's recommendation is filed as Exhibit 48 to the Schedule 14D-9 and is incorporated by reference herein.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    The description under Item 6 is hereby amended and supplemented by adding the following information:

    To the best of the Company's knowledge, all of its executive officers, directors or affiliates currently intend to tender any Shares which are held of record or beneficially owned by such persons pursuant to the Amended Amsted Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    The description under Item 7 is hereby amended and supplemented by adding the following information:

    On August 1, 1999, the Company entered into the Merger Agreement with Amsted and Track.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The description under Item 8 is hereby amended and supplemented by adding the following information:

    THE RIGHTS AGREEMENT

    At its meeting on August 1, 1999, the Board adopted an amendment to the Rights Agreement in order to render the Rights inapplicable to the execution of the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement, including the consummation of the Amended Amsted Offer.

    DELAWARE TAKEOVER STATUTE

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"). Under Section 203, certain "business combinations" between a

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Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless, among other possible exemptions, the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

    In accordance with the Merger Agreement and Section 203, at its meeting on August 1, 1999, the Board unanimously approved the Amended Amsted Offer and the Merger and determined to make the restrictions of Section 203 inapplicable to the Amended Amsted Offer and the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended by the addition of the following new exhibits:

        46. Letter from the Company to Raymond A. Jean, dated July 12, 1999.

        47. Letter from the Company to Richard A. Nunemaker, dated July 12,
    1999.

        48. Letter to the Company's stockholders dated August 4, 1999.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     VARLEN CORPORATION

                                     By: /s/ RAYMOND A. JEAN
                                        -----------------------------------
                                        Raymond A. Jean
                                        PRESIDENT AND CHIEF EXECUTIVE
                                        OFFICER

Dated: August 4, 1999

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                                                                         ANNEX A

                                  [LETTERHEAD]

August 1, 1999

Board of Directors
Varlen Corporation
55 Shuman Boulevard
P.O. Box 3089
Naperville, IL 60566

Members of the Board:

    We understand that Varlen Corporation ("Varlen" or the "Company"), Amsted Industries Incorporated ("Amsted") and Track Acquisition Incorporated, a wholly owned subsidiary of Amsted ("Track"), propose to enter into the Agreement and Plan of Merger, dated as of August 1, 1999 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Track of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.10 per share, including the associated preferred share repurchase rights (the "Common Stock") of Varlen for $42.00 per share net to the seller in cash, and
(ii) the subsequent merger (the "Merger") of Track with and into Varlen. Pursuant to the Merger, Varlen will become a wholly owned subsidiary of Amsted and each outstanding share of Common Stock, other than shares held in treasury or held by Amsted or any subsidiary of Amsted or as to which dissenters' rights have been perfected, will be converted into the right to receive $42.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

    You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

    For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

    (iii) analyzed certain financial forecasts prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects and business strategy of the Company with senior executives of the Company;

     (v) reviewed the reported prices and trading activity for the Common Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

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    (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

   (viii) participated in discussions and negotiations among representatives of the Company, Amsted and certain other parties and their financial and legal advisors;

     (ix) reviewed the Merger Agreement and certain related documents; and

     (x) performed such other and considered such other factors as we have deemed appropriate.

    We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting management's best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

    It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. This opinion is not intended to be and shall not constitute a recommendation to any holder of Common Stock as to whether to tender shares of Common Stock pursuant to the Tender Offer.

    Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                     Very truly yours,

                                     MORGAN STANLEY & CO. INCORPORATED

                                     By: /s/ FRANCIS J. OELERICH III
                                        -----------------------------------
                                        Francis J. Oelerich III
                                        MANAGING DIRECTOR

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